EXHIBIT 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:
Camellia So	Eddie Heng
Tel: (852) 2555-5021	Tel: (65) 6547-2850
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:
James W.W. Strachan	Christiane Pelz & Moriah Shilton
Tel: (1 480) 664 8309	Lippert/Heilshorn & Associates, Inc.
e-mail: strachan@globalsources.com	Tel: (1 415) 433-3777 e-mail: cpelz@lhai.com

Global Sources Announces Bonus Share Issue
- Company Adjusts 2007 EPS Guidance and 2006 Actual EPS
to Reflect Additional Shares -

NEW YORK, December 20, 2007– Global Sources Ltd. (NASDAQ: GSOL) today announced a one for ten bonus share issue on Global Sources' outstanding common shares. Shareholders of record on January 1, 2008 will receive one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue will be distributed on or about February 1, 2008.

2007 EPS Financial Guidance and 2006 Actual EPS Adjusted to Reflect Bonus Share Issue

The aforementioned one for ten bonus share issue on Global Sources' outstanding common shares will impact the company’s earnings per diluted share for both 2006 and 2007.  As a result of the increased number of shares, fourth quarter 2007 earnings per diluted share are now expected to be in the range of $0.23 to $0.25, as compared to $0.33 in the fourth quarter of 2006, when the company recorded an extraordinary gain of $7.9 million. Excluding this extraordinary gain, Non-GAAP earnings per diluted share were $0.17.

GAAP earnings per diluted share for the year are now expected to be in the range of $0.56 to $0.59. Non-GAAP earnings per diluted share for the full year 2007, which exclude an impairment charge recorded in the second quarter of 2007 of $1.8 million on the HC International, Inc. investment, are expected to be in the range of $0.60 to $0.63. This range represents growth of between 36 and 42% as compared to Non-GAAP earnings of $0.45 in 2006, which excluded the aforementioned extraordinary gain recorded in the fourth quarter of 2006.

About Global Sources
Global Sources is a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 647,000 active buyers source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 230 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on 2 million products and more than 160,000 suppliers annually through 14 online marketplaces, 13 monthly magazines, over 100 sourcing research reports and nine specialized trade shows which run 22 times a year across seven cities.

Suppliers receive more than 23 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 36 years. In mainland China it has over 2,000 team members in 44 locations, and a community of over 1 million registered online users and magazine readers for Chinese-language media.

Safe Harbor Statement
This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.